June 17, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Sebastian Gomez Abero, Esq.
Division of Corporation Finance

Re:     InB:Biotechnolgies, Inc. – Registration Statement on Form 10 filed May 12, 2008 (No. 000-53125)

Mr. Gomez:

     As you discussed with our counsel, InB:Biotechnologies, Inc. hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw our Registration Statement on Form 10, filed on May 12, 2008 (the “Registration Statement”), to prevent the Registration Statement’s becoming automatically effective within 60 days of its filing.

     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless we receive notice from the Commission that this application will not be granted.

     Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me at (973) 926-0816 x137.

Very truly yours,

/s/ Dina L. Masi
Dina L. Masi
Interim Chief Financial Officer

9 Innovation Way, Suite 100 o Newark, DE 19711 USA o Phone: 302.355.0650 o Fax: 302.356.1173